

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 18, 2010

VIA U.S. MAIL AND FAX 732-578-3650

Robert J. Nobile
Chief Financial Officer
Opnext, Inc.
46429 Landing Parkway
Fremont, California 94538

      Re: Opnext, Inc.
            Form 10-K for the year ended March 31, 2009
            Filed June 15, 2009
            File No. 001-33306

Dear Mr. Nobile:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended March 31, 2009</u>

<u>Facing Page</u>

1.   Given that your securities are listed on Nasdaq and that you registered your common stock under Section 12(b) on February 12, 2007, please revise applicable future filings to refer to your common stock as registered under Section 12(b) of the Exchange Act. In addition, please tell us why you registered your preferred share purchase rights by filing a Form 8-A registration statement pursuant to Section 12(g), instead of Section 12(b), of the Exchange Act.

<u>Item 9A. Controls and Procedures, page 84</u>

<u>Changes in internal control over financial reporting, page 86</u>

2.   Please tell us what your reference to "other than as discussed in the preceding paragraph" means given that it appears to qualify whether there were any material changes in your internal control over financial reporting.

<u>Form 10-Q for the Quarter Ended December 31, 2009</u>

<u>Item 2. Management's Discussion and Analysis . . ., page 21</u>

3.   In your applicable future filings, please include the disclosures required by Item 303(a)(5) of Regulation S-K.

<u>Exhibit 31</u>

4.   In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. For example, remove the title of the certifying officer from the first sentence. Also remove the name of the registrant from the same sentence and include it in paragraph 1 of the certification.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments.

Sincerely,

Jay Webb
Accounting Reviewer